Exhibit 12.1

Landmark Infrastructure Partners LP

Ratio of Earnings to Fixed Charges

	Landmark Infrastructure Partners LP					Predecessor to Landmark Infrastructure Partners LP
	Nine Months Ended September 30, 2015		Year Ended December 31, 2014		Period From November 19 to December 31, 2014	Period From January 1, 2014 to November 19, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012

Earnings:(1)
Income before income taxes	$(3,252,225)		$1,831,871		$(2,698,648)	$4,530,219		$4,845,737		$1,164,417
Add (deduct):
Fixed charges	4,495,384		6,202,788		360,689	5,842,099		4,345,755		1,476,207
Capitalized interest	—		—		—	—		—		—
Total earnings	$1,243,159		$8,034,659		$(2,337,659)	$10,372,318		$9,191,492		$2,640,624
Fixed charges:(1)
Interest expense	$4,495,159		$6,202,788		$360,689	$5,842,099		$4,345,755		$1,476,207
Capitalized interest	—		—		—	—		—		—
Estimate of interest within rental expense	—		—		—	—		—		—
Total fixed charges	$4,495,159		$6,202,788		$360,689	$5,842,099		$4,345,755		$1,476,207

Ratio of Earnings to Fixed Charges	—	(2)	1.30	x	— (2)	1.78	x	2.12	x	1.79	x

(1)

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest in rent expense.

(2)

Earnings were inadequate to cover fixed charges by $3.3 million and $2.7 million for the nine months ended September 30, 2015 and for the period from November 19, 2014 to December 31, 2014, respectively.